FORM 4

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB APPROVAL

OMB Number: 3235-0287

Expires: January 31, 2005

Estimated average burden hours per response. . . . 0.5

(Print or Type Responses)

1. Name and Address of Reporting Person*	2. Issuer Name **and** Ticker or Trading Symbol Occidental Petroleum Corporation OXY		6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
de Brier Donald P.			___ Director ___ 10% Owner
(Last) (First) (Middle)	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 12/09/2002	_X_ Officer (give title below) ___ Other (specify below)
Occidental Petroleum Corporation 10889 Wilshire Boulevard		5. If Amendment, Date of Original (Month/Year)	Executive Vice President, General Counsel and Secretary
(Street)			7. Individual or Joint/Group Filing (Check Applicable Line)
Los Angeles California 90024			_X_ Form filed by One Reporting Person
(City) (State) (Zip)			___ Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2a. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

FORM 4 (continued)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (*e.g.*, puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3a. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Dereivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Phantom stock units	1-for-1	12/09/02		A [1]		20,000		[2]	[2]	Common Stock	20,000	$27.67	82,293	D	

Explanation of Responses:

(1) Grant of restricted stock units pursuant to the Occidental Petroleum Corporation 2001 Incentive Compensation Plan.

(2) Phantom restricted stock units to be settled for common stock upon retirement or termination of employment.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, on of which must be manually signed. If space is insufficient, *see* Instruction 6 for procedure.

/s/ CHRISTEL H. PAULI
**Signature of Reporting Person
Christel H. Pauli, Attorney-in-Fact
for Donald P. de Brier

December 11, 2002
Date

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.